Mail Stop 3561

June 26, 2006

Via U.S. Mail and Facsimile (312) 701-7711

Allen Strang, Esq.
VW Credit, Inc.
3800 Hamlin Road
Auburn Hills, Michigan 48326

Re: **Volkswagen Auto Lease Underwritten Funding, LLC**
Amendment No. 1 to Registration Statement on Form S-3
Filed May 3, 2006
File No. 333-133770

Dear Mr. Strang:

We have reviewed your responses to the comments in our letter dated May 30, 2006 and have the following additional comments. Please note that all page references below correspond to the bound version of your filing provided by counsel. Please also note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable.

<u>Volkswagen Auto Loan Enhanced Trust Prospectus Supplement</u>

<u>Cover Page</u>

1. Please delete the term "Seller" from the cover page.

<u>Depositor/Seller, page S-6</u>

2. Please explain to us why Volkswagen Public Auto Loan Securitzation LLC is listed under "Depositor/Seller." Do you anticipate it being a Seller? How is that different from the Depositor? Please update your diagram and disclosure throughout, as necessary. We also note your disclosure at page S-22 regarding retention of the certificate by Volkswagen Public Auto Loan Securitization, LLC. Please advise.

The Issuing Entities, page 11

3. We reissue prior comment 4 from our letter of May 30, 2006, in part. Please revise your description of the rights under any credit enhancement on page 12 by removing "to the extent specified in the applicable prospectus supplement" or explain that credit enhancement is limited to the types of credit enhancement described in the base. Please remove any other similar "catch-all" language.

The Transaction Documents

Credit and Cash Flow Enhancement, page 29

4. We reissue comment 13 of our letter dated May 30, 2006, in part. We note your new disclosure on pages 29 and 30 describing several forms of credit and cash flow enhancement. You indicate in the second bullet point on page 30 that structural features "such as" subordination and "'turbo' payments" may be included. Please revise to remove "such as" or, alternatively, describe what other structural features may be used. Also, please provide separate descriptions for third party payments, guarantees, surety bonds, and letters of credit, each mentioned in the last bullet point on page 30.

Volkswagen Auto Lease Trust Base Prospectus

5. Describe in an appropriate place the Volkswagen Auto Lease Trusts Base Prospectus all forms of credit and cash flow enhancement that may be used.

Exhibits

6. We note from your response to comment 5 in our May 30, 2006 letter that you have deleted Volkswagen Public Auto Loan Securitization LLC as depositor. However, Exhibit 8.1 still references Volkswagen Public Auto Loan Securitization LLC. Please revise here and confirm that you have made all necessary changes throughout the filing or advise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (312) 701-7711
        Stuart Litwin, Esq.
        Mayer, Brown, Rowe & May LLP